Exhibit 99.4

Gewone algemene vergadering van 30 april 2019 Annual shareholders’ meeting of 30 April 2019

Mr. Peter Guenter

Peter Guenter is sinds 1 oktober 2017 actief als Chief Executive Officer van Almirall.

Daarvoor heeft Dhr. Guenter gedurende 22 jaar bij Sanofi gewerkt, meest recentelijk als Executive Vice President Diabetes & Cardiovascular Global Business Unit. Eerder bij Sanofi had hij verschillende hogere functies, waaronder Vice President Eastern Europe & Northern Europe, Vice President Business Management & Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations, en Executive Vice President General Medicine & Emerging Markets. Van 2013 tot augustus 2017 was hij lid van het directiecomité van Sanofi. Voordat hij bij Sanofi werkte, had hij verschillende functies in verkoop en marketing bij Smith Kline en Ciba Geigy.

Dhr. Guenter is lid van de raad van bestuur van de European Federation of Pharmaceutical Industries and Associations (EFPIA).

Hij is van Belgische nationaliteit en heeft een Master in Lichamelijke Opvoeding van de Faculteit Geneeskunde en Gezondheidswetenschappen van de Universiteit van Gent.

Peter Guenter has been Chief Executive Officer of Almirall since 1 October 2017.

Prior to joining Almirall, he worked at Sanofi for 22 years, most recently as Executive Vice President Diabetes & Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe & Northern Europe, Vice President Business Management & Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations and Executive Vice President General Medicine & Emerging Markets. He was a member of Sanofi’s Executive Committee from 2013 until August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy.

Mr. Guenter is a member of the board of the European Federation of Pharmaceutical Industries and Associations (EFPIA).

He is a Belgian citizen and holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences of the University of Ghent.

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